FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS TO PRESENT AT INVESTOR AND SCIENTIFIC
CONFERENCES IN FEBRUARY

Toronto, Feb. 7, 2017 – Trillium Therapeutics Inc. (Nasdaq/TSX: TRIL) a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today that the company is scheduled to present an update on the company’s programs and progress at several upcoming conferences.

Investor Conference:

Leerink Partners 6th Annual Global Healthcare Conference
Presenter: Dr. Niclas Stiernholm, Chief Executive Officer
Date and Time: Feb. 15, 2017 at 3:30 p.m. ET
Location: Lotte New York Palace Hotel, New York City

A live audio webcast of this presentation will be available under the investor relations section of Trillium’s website at www.trilliumtherapeutics.com. A replay of the presentation will be available following the event.

Scientific Conferences:

24th International Molecular Medicine Tri-Conference: Cancer Immunotherapy
Presenter: Dr. Robert Uger, Chief Scientific Officer
Title: TTI-621 (SIRPaFc): A Checkpoint Inhibitor of the Innate Immune System that Blocks the CD47 “Do Not Eat” Signal
Date and Time: Feb. 20, 2017 at 2:40 p.m. PT
Location: Moscone North Convention Center, San Francisco

ASCO-SITC Clinical Immuno-Oncology Symposium
Presenter: Dr. Lisa Johnson, Research Scientist

Title: Effects of TTI-621 (SIRPaFc) on CD47 and Serum Cytokines Associated with Phagocytosis in Subjects with Relapsed, Refractory Hematologic Malignancies: Pharmacodynamic Findings from a First-in-Human Clinical Trial.
Date and Time: Feb. 24, 2017 at 11:30 a.m. – 1:00 p.m.; 5:30 p.m. – 6:30 p.m. ET
Location: Hyatt Regency, Orlando

About Trillium Therapeutics:
Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, SIRPaFc (TTI-621), is a fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc is ongoing in advanced hematologic malignancies, and a second Phase 1 trial is underway in solid tumors (NCT02890368). TTI-622 is an IgG4 SIRPaFc protein, which is primarily being developed for combination therapy. An IND filing is targeted for 2H/17. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information
This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future results, events or developments. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties are described in the company’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
+1 416 595 0627 x232

james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com